 Regencell Bioscience Holdings Ltd

11/F First Commercial Building

33-35 Leighton Road, Causeway Bay, Hong Kong

April 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn:	Tara Harkins

Al Pavot

Abby Adams

Laura Crotty

Re:	Regencell Bioscience Holdings Ltd Registration Statement on Form F-1 Filed March 22, 2021 File No. 333-253571

Ladies and Gentlemen,

Regencell Bioscience Holding Limited (the “Company”, “Regencell”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 5, 2021, regarding our Registration Statement on Form F-1 filed on March 22, 2021. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment to registration statement on Form F-1 filed publicly accompanying this Response Letter is referred to as Form F-1/A.

Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note your response to our prior comments 4 and 8 and reissue each comment. On page 2 you continue to state that the formula developed by your TCM practitioner has “demonstrated some improvement in patients’ condition.” On page 63, you continue to state that your product candidates are superior to existing medication, and make the claim that “the patient will eventually live an independent and normal life.” Please remove these and any statements that suggest your TCM practitioner’s formulae candidates have been proven effective in the past or that your product candidates are or will be effective or safe in the future, as you have conceded that there is no clinical data to support such claims.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 1, 40, 53, and 67 of the Form F-1/A.

Industry Overview, page 45

2. We note your response to our prior comment 3 and reissue the comment. On page 46 you deleted specific disclosure regarding the United States market, but replaced it, in part, with market data for “across the world,” which includes citing a collaboration involving a U.S. university, and have included the U.S. market data on page 47. As your disclosure states you are not pursuing development of your product outside Hong Kong, please remove the references to the U.S. and world market. In the alternative, revise to disclose the regulatory landscape and hurdles you will face in entering the U.S. and other target markets around the world.

Response: The Company acknowledges the Staff’s comment and has respectfully removed references to the U.S. market on page 51 of the F1/A, but we would like to keep the global figures because they give readers an idea of the global opportunity and size, as our business plan and growth strategy states that we will also consider expanding our market to other countries only until we have successfully developed Hong Kong market. As every country and region will have their specific regulatory landscape, hurdles and requirements, we do not go into further details of the regulatory landscape and hurdles of each since we do not yet have a decision on the target markets. We will explore in detail after obtaining successful commercialization of our proprietary Chinese medicine formulae products in the Hong Kong market.

Our Business

Research and Development

Our First Research Study in ADHD and ASD, page 54

3. We reissue our prior comment 6. Please remove the charts and tables reporting results on pages 52-63, including the duplicated table appearing in the Summary on page 4. Because none of your data has been collected in controlled, scientific studies, but rather was collected from parents or caregivers of patients, the “improvement” and “efficacy” percentages are not supported and may be misleading to potential investors. In addition, the chart on page 63 is not appropriate, given that these were not head-to-head studies with the other medicines, treatments and therapies listed.

Response: The Company acknowledges the Staff’s comment and has removed references to “improvement” and “efficacy” percentages on pages 4, 56, and 59-64, removed the tables on pages 4 and 67, and stated the research was conducted in an uncontrolled environment on pages 58 and 59 of the Form F-1/A.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Yat-Gai Au
Yat-Gai Au Chief Executive Officer

cc:	Joan Wu Arila Zhou
Hunter Taubman Fischer & Li LLC